United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 1, 2024

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

April 1-30, 2024

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	April 17, 2024
PDMR transactions in company shares	April 24, 2024
Total voting rights and capital at April 30, 2024	May 1, 2024

April 17, 2024
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.772632 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.855641	4.772632

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.772632 Ordinary Shares Weighted Average Price: USD $67.855641 Aggregated Price: USD $323.850004
e)	Date of the transaction	2024-04-15
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 7.159169 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.855641	7.159169

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 7.159169 Ordinary Shares Weighted Average Price: USD $67.855641 Aggregated Price: USD $485.790002
e)	Date of the transaction	2024-04-15
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

April 24, 2024

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.481938 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.413959	2.740969
		USD $0.00	2.740969

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.481938 Ordinary Shares Weighted Average Price: USD $33.706980 Aggregated Price: USD $184.779572

e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.481938 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.413959	2.740969
		USD $0.00	2.740969

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.481938 Ordinary Shares Weighted Average Price: USD $33.706980 Aggregated Price: USD $184.779572
e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.481938 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.413959	2.740969
		USD $0.00	2.740969

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.481938 Ordinary Shares Weighted Average Price: USD $33.706980 Aggregated Price: USD $184.779572
e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.060194 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.413959	2.530097
		USD $0.00	2.530097

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.060194 Ordinary Shares Weighted Average Price: USD $33.706980 Aggregated Price: USD $170.563855
e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Acquisition of 2.724444 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $66.982474	2.724444

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.724444 Ordinary Shares Weighted Average Price: USD $66.982474 Aggregated Price: USD $182.489999
e)	Date of the transaction	2024-04-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.481938 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.413959	2.740969
		USD $0.00	2.740969

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.481938 Ordinary Shares Weighted Average Price: USD $33.706980 Aggregated Price: USD $184.779572
e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.481938 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $67.413959	2.740969
		USD $0.00	2.740969

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.481938 Ordinary Shares Weighted Average Price: USD $33.706980 Aggregated Price: USD $184.779572
e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.457451 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 5.457451 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	5.457451

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.457451 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 2.426402 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 5.457451 Ordinary Shares on 22 April 2024 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $68.306921	2.426402

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.426402 Ordinary Shares Weighted Average Price: USD $68.306921 Aggregated Price: USD $165.740050
e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 8.186428 Ordinary Shares following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP), resulting in the issue of 8.186428 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0	8.186428

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 8.186428 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 3.701968 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 8.186428 Ordinary Shares on 22 April 2024 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $68.306921	3.701968

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.701968 Ordinary Shares Weighted Average Price: USD $68.306921 Aggregated Price: USD $252.870036
e)	Date of the transaction	2024-04-22
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

May 1, 2024

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 30 April 2024, Coca-Cola Europacific Partners plc had 460,284,178 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 460,284,178 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown Head of Secretariat +44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 1, 2024	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary